Ballard Names MGE UPS Systems as Distributor
and Authorized Service Provider

For Immediate Release – June 10, 2003

Vancouver, Canada – Ballard Power Systems (NASDAQ:BLDP;TSX:BLD) has named MGE UPS Systems (“MGE”) as a worldwide (excluding Japan) distributor and authorized service provider for Ballard’s AirGen™ fuel cell generator.

As the technology leader in providing power protection solutions to computer data centers, telecommunications and industrial operations, MGE’s commitment to service and innovation will bring Ballard’s AirGen™ fuel cell generator to markets that require an innovative and reliable backup or uninterruptible power solution. The relationship forms a foundation to build on as MGE brings fuel cell technology to the power quality and protection marketplace.

“In bringing the AirGen™ fuel cell generator to market, it is critical that Ballard have the best distribution and service support in place, and that is why we have turned to MGE UPS Systems,” said Dennis Campbell, Ballard’s President and Chief Executive Officer. “MGE UPS Systems is the world’s largest manufacturer of large power protection equipment and its extensive service network will provide after sales support and service that will ensure customer satisfaction.”

“Committed to innovation, MGE UPS Systems continually strives to deliver to its customers reliable and more environmentally friendly power protection solutions,” said Jack Pouchet, MGE’s Director of Marketing. “In teaming up with Ballard, we are able to offer a zero-emission power solution with the AirGen™ fuel cell generator.”

Ballard recently completed the purchase of Coleman Powermate’s AirGen™ fuel cell generator assets and all related inventory, tools and molds, software and intellectual property, including the AirGen™ product brand. Effective immediately, Ballard will continue the marketing and sale of the industrial use AirGen™ product, under the Ballard name. Hydrogen fuel for the industrial version will be supplied through high-pressure cylinders that are available from Praxair, a hydrogen supplier with hundreds of locations throughout the US and Canada. Ballard is currently in the final stages of testing and validation of the commercial / residential version of the AirGen™ fuel cell generator and expects to begin sales later this year. For product and sales information on the AirGen™ product please visit Ballard’s website at www.ballard.com.

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Michael Rosenberg	Debby Harris	Marketing Department	Burnaby, British Columbia
t) 604.412.3195	t) 604.412.4740	t) 604.453.3520	Canada V5J 5J9
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www.ballard.com

This release contains forward-looking statements that are based on the beliefs of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended.  When used in this release, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, the negative of these words or such other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect the current views of Ballard with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements.

MGE UPS Systems is a world leader in providing high quality power solutions that increase power availability and system uptime to PCs and enterprise-wide networks, mission-critical telecommunication systems, and industrial/manufacturing processes. MGE’s comprehensive product offering includes Uninterruptible Power Supplies (UPSs), inverters, rectifiers, power management software, active harmonic conditioners, and surge suppressors that provide MGE’s customers with end-to-end infrastructure solutions.  With its Total Quality Management and MGE PowerServices™ programs, supported by a network of 900 service specialists in 170 centers worldwide, MGE’s customers are assured of the highest-level of quality and service throughout the complete life-cycle of their installations.

With U.S. headquarters in Costa Mesa, Calif., MGE is able to deliver the latest in innovative solutions around-the-globe. To learn more about MGE’s power protection, conversion and distribution solutions, visit MGE’s Web site at: www.mgeups.com.

Ballard Power Systems is recognized as the world leader in developing, manufacturing and marketing zero-emission proton exchange membrane (PEM) fuel cells. Ballard is commercializing fuel cell engines for transportation applications and fuel cell systems for portable and stationary products. Ballard is also commercializing electric drives for fuel cell and other electric vehicles, power conversion products, and is a Tier 1 automotive supplier of friction materials for power train components. Ballard’s proprietary technology is enabling automobile, bus, electrical equipment, portable power and stationary product manufacturers to develop environmentally clean products for sale. Ballard is partnering with strong, world-leading companies, including DaimlerChrysler, Ford, EBARA, ALSTOM and FirstEnergy, to commercialize Ballard® fuel cells. Ballard has supplied fuel cells to Honda, Nissan, Volkswagen, Yamaha, and Cinergy, among others.

Ballard, the Ballard logo and Power to Change the World are registered trademarks of Ballard Power Systems Inc. Nexa and AirGen are trademarks of Ballard Power Systems Inc.